# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Target Hospitality Corp., CIK 0001712189
CUSIP: 87615L107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9320 LAKESIDE BLVD., SUITE 300, THE WOODLANDS, Texas (TX), 77381
Date of event which requires filing of this statement: 04/21/2026
Filed by CIK 0001771172
Persons authorized to receive notices and communications: Christopher J. Cummings, Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000

## Reporting persons
- Manjit Dale: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 56,576,003; sole dispositive power 0; shared dispositive power 56,576,003; aggregate amount beneficially owned 56,576,003 (56.8% of the class)
- Gary Lindsay: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 56,576,003; sole dispositive power 0; shared dispositive power 56,576,003; aggregate amount beneficially owned 56,576,003 (56.8% of the class)
- Thomas Mitchell: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 56,576,003; sole dispositive power 0; shared dispositive power 56,576,003; aggregate amount beneficially owned 56,576,003 (56.8% of the class)
- TDR Capital LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 56,576,003; sole dispositive power 0; shared dispositive power 56,576,003; aggregate amount beneficially owned 56,576,003 (56.8% of the class)
- TDR Capital II Investments L.P. (CIK 0001771172): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 56,576,003; sole dispositive power 0; shared dispositive power 56,576,003; aggregate amount beneficially owned 56,576,003 (56.8% of the class)
- Sapphire Holding S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 43,007,172; sole dispositive power 0; shared dispositive power 43,007,172; aggregate amount beneficially owned 43,007,172 (43.2% of the class)
  Comment: (Luxembourg societe a responsabilite limitee)
- Arrow Holdings S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 43,007,172; sole dispositive power 0; shared dispositive power 43,007,172; aggregate amount beneficially owned 43,007,172 (43.2% of the class)
  Comment: (Luxembourg societe a responsabilite limitee)
- MFA Holding S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 13,568,831; sole dispositive power 0; shared dispositive power 13,568,831; aggregate amount beneficially owned 13,568,831 (13.6% of the class)
  Comment: (Luxembourg societe a responsabilite limitee)
- MFA Limited Partnership SLP: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 13,568,831; sole dispositive power 0; shared dispositive power 13,568,831; aggregate amount beneficially owned 13,568,831 (13.6% of the class)
  Comment: (Luxembourg societe a responsabilite limitee)
- MFA Global S.a r.l. (in liquidation): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 13,568,831; sole dispositive power 0; shared dispositive power 13,568,831; aggregate amount beneficially owned 13,568,831 (13.6% of the class)
  Comment: (Luxembourg societe a responsabilite limitee)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Target Hospitality Corp.
Address of issuer's principal executive offices: 9320 LAKESIDE BLVD., SUITE 300, THE WOODLANDS, Texas (TX), 77381
Comment:
This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons and last amended by Amendment No. 4 filed on March 24, 2024 (as so amended, the "Existing Schedule") related to the Common Stock of the Issuer. Information set forth in response to any item of the Existing Schedule, as amended and restated by this Amendment, shall be deemed to be responsive to all other items hereof to which such information is relevant.

Except as set forth herein, the Existing Schedule is unmodified. Capitalized terms used but not defined herein have the meanings given to such terms in the Existing Schedule.

## Item 2. Identity and Background
Name of person filing:
(a), (b), (c) and (f) of Item 2 of the Existing Schedule are hereby amended and restated in their entirety as follows:

This Schedule 13D is being filed jointly by the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

1. Manjit Dale
2. Gary Lindsay
3. Thomas Mitchell
4. TDR Capital LLP
5. TDR Capital II Investments L.P.
6. Sapphire Holding S.a r.l.
7. Arrow Holdings S.a r.l.
8. MFA Holding S.a.r.l.
9. MFA Limited Partnership SLP 1
10. MFA Global S.a r.l. (in liquidation)

The Common Stock of the Issuer is indirectly owned by the Investment Fund, TDR Capital II Investments L.P. ("TDR Capital II"). TDR Capital II is managed by TDR Capital LLP ("TDR Capital"). Manjit Dale is a founding partner of TDR Capital (the "Founding Partner"). Gary Lindsay and Thomas Mitchell are the managing partners of TDR Capital (the "Managing Partners" and, together with the Founding Partner, the "Partners"). Each of the Partners is a citizen of the United Kingdom. The business address of each of the Partners is 20 Bentinck Street, London, W1U 2EU. Due to the position of the Partners at TDR Capital, they are Reporting Persons in relation to this Schedule 13D.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13(d)-1(k)(1) of the Act.

Both TDR Capital and TDR Capital II are organized under the laws of the United Kingdom. The address of the principal business and principal office of both TDR Capital and TDR Capital II is 20 Bentinck Street, London, W1U 2EU.

The Common Stock of the Issuer is held through a series of holding entities being, MFA Limited Partnership SLP (fka Algeco Limited Partnership SLP), which is a Luxembourg societe en commandite special ("MFA SLP"), MFA Holding S.a r.l. (fka Algeco Holding S.a r.l.) ("MFA Holding"), MFA Global S.a r.l. (fka Algeco Global S.a r.l.) ("MFA Global" and, together with MFA Holding, the "MFA Sarl Entities"), Sapphire Holding S.a r.l. ("Sapphire Holding") and Arrow Holdings S.a r.l. ("Arrow Holdings" and, together with Sapphire Holding and the MFA Sarl Entities, the "Sarl Entities"), each of which is a Luxembourg societe a responsabilite limitee. The address of the principal business and principal office of each of the Sarl Entities is 25C, Boulevard Royale, L-2449 Luxembourg.

The manager of MFA SLP is MFA G.P. S.a r.l., a Luxembourg societe a responsabilite limitee. The business address of MFA G.P. S.a r.l. is 25C, Boulevard Royale, L-2449 Luxembourg. The managers of the MFA Sarl Entities are a combination of Gary May, Evelina Jakstas, Jan Willem Overheul, and Vincent Gillet (together with MFA G.P. S.a r.l., the "Luxembourg Managers"). The managers of Sapphire Holding and Arrow Holdings are Gary May, Evelina Jakstas, Jan Willem Overheul, and Vincent Gillet. The business address for Messrs. Overheul and Gillet is 20 rue de la Poste, L-2346, Luxembourg. The business address for Ms. Jakstas and Mr. May is 25C, Boulevard Royale, L-2449 Luxembourg. Mr. May is a citizen of the United Kingdom, Ms. Jakstas is a citizen of Lithuania, Mr. Overheul is a citizen of the Netherlands and Mr. Gillet is a citizen of Luxembourg.

The Reporting Persons and the managers of each Reporting Person are principally engaged in the business of investments in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons, has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Row (6) of each Reporting Person's cover page.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule is hereby amended and supplemented by adding the following information at the end of such item:

The Reporting Persons intend to sell or dispose of some or substantially all of the shares of Common Stock beneficially owned by them from time to time as they determine appropriate. Sales or dispositions of shares of Common Stock may be made by the Reporting Persons, at any time and from time to time, without prior notice, in marketed offerings, open market transactions (including, without limitation, under Rule 144), in privately negotiated transactions, through distributions of stock to the respective holding companies of the Reporting Persons (including, without limitation, the limited partners of certain funds managed by TDR Capital LLP that directly or indirectly hold interests in the Reporting Persons) or otherwise. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of Common Stock, the conditions of the securities markets in general and those for the Issuer's securities in particular, the relative attractiveness of alternative business and investment opportunities, and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Please see Schedule A attached herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see Schedule A attached herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

On April 21, 2026, Arrow Holdings and MFA Global (the "Selling Shareholders") and the Issuer entered into an underwriting agreement Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., as representatives of the underwriters, providing for the offer and sale by the Selling Shareholders of 8,050,000 shares of Common Stock (including 1,050,000 shares of Common Stock pursuant to the full exercise of the underwriters' option to purchase additional shares) at a price of $13.265 per share. The offering closed on April 23, 2026.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first sentence of Item 6 of the Existing Schedule is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D and Exhibits 1 and 2 hereto, is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Existing Schedule is hereby amended and restated in its entirety as follows:

The following documents are filed as exhibits:

1. Joint Filing Agreement, dated as of April 23, 2026 by and among the Reporting Persons (filed herewith).

2. Amended and Restated Registration Rights Agreement dated March 15, 2019 by and among the Issuer, Arrow Holdings, Algeco Investments, and the other parties named therein (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

## Signatures
- Manjit Dale: /s/ Emma Gilks, Emma Gilks, as attorney-in-fact for Manjit Dale (04/23/2026)
- Gary Lindsay: /s/ Gary Lindsay, Gary Lindsay (04/23/2026)
- Thomas Mitchell: /s/ Thomas Mitchell, Thomas Mitchell (04/23/2026)
- TDR Capital LLP: /s/ Blair Thompson, Blair Thompson/Partner (04/23/2026)
- TDR Capital II Investments L.P.: /s/ Blair Thompson, Blair Thompson/Partner, TDR Capital LLP acting in its capacity as fund manager (04/23/2026)
- Sapphire Holding S.a r.l.: /s/ Evelina Jakstas, Evelina Jakstas/Class A Manager (04/23/2026)
- Arrow Holdings S.a.r.l.: /s/ Evelina Jakstas, Evelina Jakstas/Class A Manager (04/23/2026)
- MFA Holding S.a.r.l.: /s/ Evelina Jakstas, Evelina Jakstas/Class A Manager (04/23/2026)
- MFA Limited Partnership SLP: /s/ Evelina Jakstas, Evelina Jakstas/Manager, MFA G.P. S.a r.l. (04/23/2026)
- MFA Global S.a r.l. (in liquidation): /s/ Evelina Jakstas, Evelina Jakstas/Liquidator (04/23/2026)